[Forest City Enterprises, Inc. Letterhead]
April 1, 2009
VIA EDGAR and FACSIMILE (202) 772-9209
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-6010

Re:	Forest City Enterprises, Inc. Post-Effective Amendment No. 2 to Form S-3 (File No. 333-156394)
Ladies and Gentlemen:
     This letter and the above-referenced post-effective amendment are being filed electronically with the Securities and Exchange Commission (the “SEC”) today.
     On December 22, 2008, Forest City Enterprises, Inc. (the “Company”) filed an automatic registration statement with the Securities and Exchange Commission on Form S-3 (Registration No. 333-156394, the “Registration Statement”) as a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended, to register the offer and sale from time to time of one or any combination of (i) debt securities, in one or more series, which may be senior or subordinated in priority of payment, (ii) shares of Class A common stock, par value $.33 1/3 per share, of the Company, (iii) shares of preferred stock, without par value, of the Company, which may be convertible into shares of Class A common stock, (iv) depositary shares representing fractional interests in preferred stock, and (v) warrants to purchase Class A Common Shares, Preferred Shares, Depositary Shares or Debt Securities, at indeterminate prices.
     On March 24, 2009, the Company filed a Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-156394) for the purpose of amending the registration statement to reflect that it would no longer be a well-known seasoned issuer upon the filing of its Annual Report on Form 10-K for the year ended January 31, 2009. The prospectus included in the Post-Effective Amendment No. 1 to the Registration Statement did not omit information in reliance on provisions of Securities Act Rule 430B that are available only to automatic shelf registration statements and contained all information required to be included in a Form S-3 filed in reliance on General Instruction I.B.1 or I.B.2.
     Effective with the filing on March 30, 2009 of its Annual Report on Form 10-K for the fiscal year ended January 31, 2009, the Company was no longer a well-known seasoned issuer because the worldwide market value of its outstanding voting and non-voting common equity held by non-affiliates was less than $700 million as of its most recent determination date. The Company is filing this Post-Effective Amendment No. 2 to Form S-3 to convert the Registration Statement on Form S-3ASR to the proper submission type for a non-automatic registration statement pursuant to the guidance provided by the SEC in Securities Act Rules Compliance and Disclosure Interpretation 198.06.
     The Registration Statement incorporates by reference the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2009. This Form 10-K filing, in turn, incorporates Part III information by reference to the Company’s definitive proxy statement, which has not yet been filed with the SEC. The Company understands that the Part III information must be filed before Post-Effective Amendment No. 2 to the

Registration Statement can be declared effective and, therefore, requests that the effectiveness of Post-Effective Amendment No. 2 to the Registration Statement be delayed until the Company files its definitive proxy statement.
     If you have any questions regarding this correspondence, please contact the undersigned at (216) 621-6060. Thank you for your attention to this matter.
FOREST CITY ENTERPRISES, INC.

/s/ Geralyn M. Presti

By:	Geralyn M. Presti
Its:	Senior Vice President, General Counsel and Secretary

cc:	Thomas A. Aldrich, Thompson Hine LLP
Karen Garnett, Assistant Director – Office 8